Mojo Ventures, Inc.

836 Grundy Avenue

Holbrook, NY, 11741

June 15, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jennifer Thompson

Re: Mojo Ventures, Inc.

Item 4.01 Form 8-K

Filed June 10, 2011

File No. 333-148190

Dear Ms. Thompson:

I write on behalf of Mojo Ventures, Inc. (the “Company”) in response to Staff’s letter of June 13, 2011, by you, Accounting Branch Chief, Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed June 13, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Item 4.01 Form 8-K Filed June 10, 2011

1. We note from your disclosure in Forms 10-K for the years ended September 30, 2010 and September 30, 2009 that you concluded that your internal control over financial reporting was not effective because of a material weakness in internal control. Please tell us why the material weakness is not a reportable event as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K. Refer to Question 111.04 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If you amend to disclose your material weakness as a reportable event, please disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter of each reportable event with the former accountant and (ii) whether you authorized the former accountant to respond fully to inquiries of the new accountant concerning the subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

In response to this comment, the Company included the material weaknesses as a reportable event and amended the 8-K to include the requested information.

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2. When you amend your Form 8-K in response to the above comment, please file an updated letter from Silberstein as an exhibit to the amendment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

In response to this comment, the Company included an updated letter.

Please accept this correspondence as acknowledgement by the Company of the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Sincerely,

/s/ Peter Scalise III

Peter Scalise III

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